OXFORD CITY FOOTBALL CLUB, INC.

10 Fairway Drive, Suite 302, Deerfield Beach, FL 33441

Telephone: (617) 501-6766

July 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Attn: J. Nolan McWilliams

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

RE:	Oxford City Football Club, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 6, 2015
File No. 000-54434

Dear Mr. McWilliams,

Oxford City Football Club, Inc. (the “Company”) has been asked by the Staff at Securities and Exchange Commission (“SEC”) in a letter dated July 13, 2015 to respond to comments on its Schedule 14C filed on July 6, 2015. Those comments are reproduced below along with the corresponding responses.

Effect of the Reverse Split

1.	We note your response to prior comment 1. Please disclose the reasons underlying the Board of Directors determination not to make proportionate reductions in the number of outstanding shares of Series B Convertible Preferred Stock. Please also tell us whether there are any state law or charter provisions that would prevent the company from making proportionate reductions to the Series B Convertible Preferred Stock.

In response to this comment, the Board of Directors and holders of the Series B Convertible Preferred Stock have elected, by amending the June 19, 2015 Board and shareholder consent, to reverse split the outstanding shares of Series B Convertible Preferred Stock in the same proportion as the common stock and the Series A Convertible Preferred Stock. There are no state law or charter provisions that prevent the Company from making a proportionate reduction to the Series B Convertible Preferred Stock.

2.	Please revise your disclosure to clarify that existing common stockholders will have their proportionate ownership interest on a fully diluted basis reduced from approximately 80% of the outstanding shares of common stock to less than 1% of the outstanding shares of common stock. Please also clarify that the reverse stock split will disproportionately benefit the company’s CEO, Mr. Guerriero, due to his ownership of almost all of the outstanding Series B Convertible Preferred Stock.

In response to this comment, the Board of Directors and holders of the Series B Convertible Preferred Stock have elected, by amending the June 19, 2015 Board and shareholder consent, to reverse split the outstanding shares of Series B Convertible Preferred Stock in the same proportion as the common stock and the Series A Convertible Preferred Stock. As all of the Company’s capital stock will be reduced, the ownership interest for the Company’s common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be proportionally the same after the reverse split.

3.	Please provide an analysis whether any provision of the Florida Business Corporations Act or your amended articles of incorporation requires that holders of your Common Stock or holders of your Series A Convertible Preferred Stock vote as separate voting groups to approve the reverse stock split. In this regard, we note your revised disclosure that, after giving effect to the reverse stock split, the shares issuable to holders of your Series B Convertible Preferred Stock represent approximately 99% of the outstanding shares of common stock.

In response to this comment, neither the Florida Business Corporations Act nor the Company’s articles of incorporation require separate voting for a proportionate reduction in outstanding shares of commons stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

The company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas Guerriero
Thomas Guerriero
Chief Executive Officer